SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            (Amendment No. _________)

                             TAM OF HENDERSON, INC.
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    8721R 107
                                 --------------
                                 (CUSIP NUMBER)

                                    Xiao Jun
                               c/o Vince J. McGill
                             Eaton & Van Winkle LLP
                                  3 Park Avenue
                            New York, New York 10016
                                 (212) 779-9910
            --------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 20, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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

CUSIP No.                              13D
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Xiao Jun
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      CHINA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     8,000,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            8,000,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,000,000 shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      76.555%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

----------
      ** Based upon 10,450,000 shares of Issuer's Common Stock issued and outstanding as of June 15, 2006.


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

Item 1. Security and Issuer

      This statement relates to the common stock, par value $.001 per share ("Common Stock"), of TAM of Henderson, Inc., a Nevada corporation (the "Company"), with its principal executive offices at Shennan Zhong Road, PO Box 031-046, Shenzhen, China.

Item 2. Identity and Background

            (a) Xiao Jun ("Jun"), as Reporting Person.

            (b) Jun has a business address at Shennan Zhong Road, PO Box 031-111, Shenzhen, China.

            (c) Jun, upon completion of the Purchase Transaction (as defined in Item 3 below), will be a director and executive officer of the Company. Jun also serves as General Manager of Shenzhen Kaibite Tech Devlop LTD, Inc.

            (d) Jun has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) Jun has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

            (f) Jun is a citizen of the China.

Item 3. Source and Amount of Funds

      On June 2, 2006, Jun executed that certain Share Purchase Agreement, dated as of June 2, 2006, by and between Jun and Marcus Luna, Esq., authorized representative of the selling shareholder of the Company (the "Purchase Agreement"), the form of which is attached as Exhibit A hereto, whereby Jun agreed to acquire the 8,000,000 shares of the Common Stock for an aggregate purchase price of $435,000 (the "Purchase Transaction").

      The source of the funds by which Jun purchased the 8,000,000 shares of the Company's Common Stock was derived from personal funds of Jun.

Item 4. Purpose of Transaction

      The purpose of the Purchase Transaction was to acquire a controlling interest in the Company and, together with such change of control, effect a change in the board and management of the Company by providing for Jun to become director and Chief Executive Officer of the Company. The Common Stock to be acquired in the Purchase Transaction, totaling 8,000,000 shares of the Company's common stock, constitutes 76.555% of the issued and outstanding shares of the Company.


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

Item 5. Interest in Securities of the Issuer

            (a) Jun owns 8,000,000 shares of Common Stock of the Company, which constitutes 76.555% of the issued and outstanding shares of the Company's Common Stock.

            (b) Jun has the sole power to vote or dispose of 8,000,000 shares of the Company's Common Stock held in his name.

            (c) Other than the Purchase Transaction described in this Schedule 13D, the Reporting Person has not effected any transaction involving the Company's securities within the sixty (60) preceding days.

            (d) Unknown

            (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Reference is made to the Purchase Agreement, which is incorporated as Exhibit A and which is incorporated herein by reference.

      Other than the foregoing, the Reporting Person does not have any contracts, arrangements, understandings or relationships with any person with respect to the Common Stock of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

      Exhibit No.          Exhibit
      -----------          -------

                           Form of Share Purchase Agreement dated June 2, 2006
          A                by and between Xiao Jun, and Marcus Luna, Esq.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 27, 2006                                       /s/ Xiao Jun
                                                    ------------
                                                    XIAO JUN


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

                                    Exhibit A

                       [Form of Stock Purchase Agreement]

                            SHARE PURCHASE AGREEMENT

This Share Purchase Agreement ("Agreement") is entered into this ___ day of June, 2006, by and between Marcus Luna, Esq. 1000 N. Green Valley Pkwy, PMB # 300-137, Henderson, NV 89074, representing a certain Selling Shareholder (herein, the "Seller") of TAM of Henderson, Inc. a Nevada corporation (hereinafter referred to as the "Company"), and Xiao Jun (the "Purchaser").

      WHEREAS, Seller is the current owner of a majority of the outstanding shares of the Company (or "TMHN"), a Nevada corporation, that is traded on the NASD's "Over-the-Counter" Bulletin Board ("NASD-OTCBB") under the ticker symbol "TMHN".

      WHEREAS, Seller is the holder, beneficially and of record of 8,000,000 restricted common shares of the Company (hereinafter referred to as "Control Shares"); and

      WHEREAS, in anticipation of acquiring control the Company, the Purchaser desires to purchase from Seller and Seller desires to sell to the Purchaser all of Seller' 8,000,000 restricted common shares (hereinafter referred to as "Selling Shares")

      WHEREAS, upon sale of the Selling Shares, the sole officer and director of the Company will resign her position as an Officer and Director of the Company and, immediately prior thereto, elect the Purchaser or its nominees to the Board of Directors to the Company.

      WHEREAS, upon closing of escrow, the new Officers and Directors of the Company will be responsible for corporate filings with the State of Nevada and the U.S. Securities and Exchange Commission.

      NOW, THEREFORE, in consideration of the mutual representations, warranties and covenants herein contained, the parties hereto agree as follows:

      1. Purchase of Selling Shares. Subject to the terms and conditions set forth herein, no later than June --, 2006 (the "Effective Date") Seller will sell the Selling Shares to Purchaser, and at the date of closing of the purchase and sale will deliver to Purchaser a stock certificate or certificates for the Selling Shares, signature guaranteed ready to transfer to their designee(s).

      2. Purchase Price. Purchaser shall pay to Seller the sum of Four hundred thirty-five thousand ($435,000.00) Dollars and other good and valuable consideration for such Selling Shares (hereinafter referred to as the "Purchase


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

Price"). Out of the Purchase Price Seller shall pay an aggregate of $75,000 to various individuals who have acted as finders in connection with this transaction.

3. Representations and Warranties.

In order to induce the Purchaser to enter into this Agreement and complete the transactions contemplated hereunder, Seller represents and warrants to Purchaser that:

      (a) TMHN was and remains duly incorporated and validly existing under the laws of the State of Nevada;

      (b) the authorized capital of TMHN consists of 70,000,000 common shares with a par value of $0.001 per share and 5,000,000 preferred shares, of which 10,450,000 common shares (the "Outstanding Shares") were validly issued and outstanding as fully paid and non-assessable shares as of the Effective Date, and no preferred shares are issued;

      (c) other than as contemplated in this Agreement, no further "securities" as described by the Securities Act of 1933, as amended ("the Act) of TMHN will be outstanding as of the Effective Date, and there are no commitments, plans or arrangements of any kind whatsoever to issue any securities of TMHN, nor are there any outstanding options, warrants, convertible securities or other rights of any kind whatsoever calling for the issuance of any of the unissued shares of TMHN;

      (d) Seller has good and marketable title to the Selling Shares, and the Purchaser will receive the Selling Shares free and clear of any liens or encumbrances;

      (e) Seller has good and sufficient power, authority and capacity to enter into this Agreement and complete its transactions contemplated under this Agreement on the terms and conditions set forth herein, and the sale of the Selling Shares to Purchaser will not violate any other agreement or instrument to which Seller is a party or by which the Selling Shares are bound;

      (f) the common shares of TMHN are currently quoted on the OTC Bulletin Board under the symbol "TMHN."

      (g) TMHN is in material compliance with all applicable laws including, without limitation, all applicable U.S. securities laws, and all of the filing made by TMHN with the Securities and Exchange Commission are true, correct and complete in all material aspects;

      (h) the articles of incorporation, by laws and other corporate documents included with the filings of TMHN with the Securities and Exchange Commission are in full force and effect, have not been amended and there are no plans to make any amendments thereto;

      (i) there has been no material adverse change to the financial position of TMHN since March 31, 2006, as set forth in its financial statements (the "Statements") as filed on Form 10QSB with the United States Securities and


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

Exchange Commission, which financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis with prior periods;

      (j) the TMHN Statements disclose all material financial transactions of TMHN since its date of incorporation and such transactions have been fairly and accurately recorded; further, the Company has no liens, encumbrances and no pending litigation or lawsuits current nor threatened as of the Effective Date;

      (k) there are no material financial liabilities of TMHN, whether primary, secondary, direct, indirect, absolute, contingent or otherwise, under or in respect of any contract, agreement, arrangement, commitment or undertaking which are not disclosed or reflected in the TMHN Statements except for liabilities arising in the ordinary course since the date thereof;

      (l) TMHN has not entered into any indenture, mortgage, agreement, lease, license, employment contracts or other instrument of any kind whatsoever relating to any indebtedness;

      (m) TMHN does not currently have any employees or any compensation arrangements with any employees, independent consultants or consultants;

      (n) no payments of any kind whatsoever have been made or authorized by TMHN directly or indirectly to or on behalf of any of its shareholders, or any of its directors or officers;

      (o) there are no pensions, profit sharing, group insurance or similar plans or other deferred compensation plans of any kind whatsoever effecting TMHN nor any employment claims pending;

      (p) This Agreement has been duly executed by Seller and is a valid and binding obligation of Seller enforceable against her in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditor's rights generally;

      (q) the execution and delivery of this Agreement do not, and the performance of this Agreement by Seller and the consummation by Seller of the transactions contemplated hereby will not, with or without the giving of notice and the lapse of time, or both, (a) violate any provision of law, statute, rule, regulation or executive order to which the Company is subject; (b) violate any judgment, order, writ or decree of any court applicable to the Company; or (c) result in the breach of or conflict with any term, covenant, condition or provision of, result in the modification or termination of, constitute a default under, or result in the creation or imposition of any lien, security interest, charge or encumbrance upon the Company's assets pursuant to any corporate charter, by-law, commitment, contract or other agreement or instrument;

      (r) There is no action, suit, proceeding, claim, arbitration or investigation pending, or to the knowledge of the Seller, currently threatened, against the Company or, to the knowledge of the Seller, against any officer, director or employee of the Company in connection with such officer's, director's or employee's relationship with, or actions taken on behalf of, the Company;


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

      (s) All tax returns required to have been filed on or before the Effective Date by or with respect to the Company have been duly and timely filed. Such tax returns, including amendments thereto, have been prepared in good faith without negligence or willful misrepresentation and are true, complete and accurate in all material respects. All taxes owed by the Company (whether or not shown on any tax return) have been paid; and

      (t) Except for the finders to be satisfied out of the $75,000 referenced above, none of the Seller or the Company nor any of its officers, directors, employees, shareholders or affiliates has employed or made any contract with any person which obligates the Company or the Seller or any of their respective affiliates to pay any finder's fee, brokerage fees or commission or similar payment in connection with the transactions contemplated hereby

      4. Resignations: Successors. Upon execution of the sale of the Selling Shares, the sole Officer/Director of TMHN shall resign as an Officer and Director of the Company as of the Effective Date. It is agreed that, prior to resigning as a director of the Company, she will use her best efforts to cause the designee(s) and/or one or more other persons designated by Purchaser, to be named a director or directors of the Company, with such person or persons constituting a majority of the Board of Directors.

      5. Notices. All Notices, requests, demands and other communications required or permitted hereunder will be in writing and will be deemed to have been duly given when delivered by (i) hand; (ii) reliable overnight delivery service; or (iii) facsimile transmission.

             If to Purchaser, to:      c/o      Vincent J. McGill, Esq.
                                                Eaton & Van Winkle
                                                3 Park Avenue
                                                New York, New York 10016

             If to Seller, to:         c/o      Marcus Luna, Esq.
                                                1000 N. Green Valley Pkwy
                                                PMB # 300-137
                                                Henderson, NV 89074

      6. Entire Agreement. This Agreement contains the entire understanding between and among the parties and supersedes any prior understandings and agreements among them respecting the subject matter of this Agreement.

      7. Amendment and Modification. Subject to applicable law, this Agreement may be amended, modified or supplemented only by a written agreement signed by Purchaser and Seller.


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

      8. Waiver of Compliance; Consents.

            8.1 Any failure of any party to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the performance of such obligation, covenant or agreement or who has the benefit of such condition, but such waiver or failure to insist upon strict compliance with such obligation, covenant, or agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

            8.2 Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent will be given in a manner consistent with the requirements for a waiver of compliance as set forth above.

      9. Agreement Binding. This Agreement shall be binding upon the heirs, executors, administrators, successors and assigns of the parties hereto.

      10. Attorneys' Fees. In the event an arbitration, suit or action is brought by any party under this Agreement to enforce any of its terms, or in any appeal there from, it is agreed that the prevailing party shall be entitled to reasonable attorneys fees to be fixed by the arbitrator, trial court, and/or appellate court.

      11. Computation of Time. In computing any period of time pursuant to this Agreement, the day of the act, event or default from which the designated period of time begins to run shall be included, unless it is a Saturday, Sunday or a legal holiday, in which event the period shall begin to run on the next day that is not a Saturday, Sunday or legal holiday.

      12. Governing Law. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO SHALL BE GOVERNED, CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEVADA. THE PARTIES AGREE THAT ANY LITIGATION RELATING DIRECTLY OR INDIRECTLY TO THIS AGREEMENT MUST BE BROUGHT BEFORE AND DETERMINED BY A COURT OF COMPETENT JURISDICTION WITHIN THE STATE OF NEVADA.

      12. Arbitration. If at any time during the term of this Agreement any dispute, difference, or disagreement shall arise upon or in respect of this Agreement, and the meaning and construction hereof, every such dispute, difference, and disagreement shall be referred to a single arbiter agreed upon by the parties, or if no single arbiter can be agreed upon, an arbiter or arbiters shall be selected in accordance with the rules of the American Arbitration Association and such dispute, difference or disagreement shall be settled by arbitration in accordance with the then prevailing commercial rules of the American Arbitration Association, and judgment upon the award rendered by the arbiter may be entered in any court having jurisdiction thereof.


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

      14. Further Action. The parties hereto shall execute and deliver all documents, provide all information and take or forbear from all such action as may be necessary or appropriate to achieve the purposes of the Agreement.

      15. Confidentiality. The parties shall keep this Agreement and its terms confidential, but any party may make such disclosures as it reasonably considers are required by law or necessary to obtain financing. In the event that the transactions contemplated by this Agreement are not consummated for any reason whatsoever, the parties hereto agree not to disclose or use any confidential information they may have concerning the affairs of other parties, except for information which is required by law to be disclosed. Confidential information includes, but is not limited to, financial records, surveys, reports, plans, proposals, financial information, information relating to personnel contracts, stock ownership, liabilities and litigation.

      16. Costs, Expenses and Legal Fees. Whether or not the transactions contemplated hereby are consummated, each party hereto shall bear its own costs and expenses (including attorneys' fees).

      17. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under present or future laws effecting during the term hereof, such provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision never comprised a part hereof; and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom. Furthermore, in lieu of such illegal, invalid and unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in nature in its terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable.

      IN WITNESS WHEREOF, the parties hereto have set their hands this ______ day of June, 2006.

Purchaser:                          Sellers:

______________________________      ______________________________
Xiao Jun                            Marcus A. Luna, Esq.
                                    (Representing the Seller)


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